SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Epocrates, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29429D103
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

Exhibit Index Contained on Page 8

CUSIP NO. 29429D103	13 G	Page 2 of 9

1	NAME OF REPORTING PERSON Three Arch Partners II, L.P. (“TAP II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,655,329 shares, except that Three Arch Management II, L.L.C. (“TAM II”), the general partner of TAP II, may be deemed to have sole power to vote these shares, and Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”), the managing members of TAM II, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.

7	SOLE DISPOSITIVE POWER
1,655,329 shares, except that TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,655,329

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.7%

12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 29429D103	13 G	Page 3 of 9

1	NAME OF REPORTING PERSON Three Arch Management II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7	SOLE DISPOSITIVE POWER
		1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,655,329

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.7%

12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 29429D103	13 G	Page 4 of 9

1	NAME OF REPORTING PERSON Wilfred Jaeger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.

8	SHARED DISPOSITIVE POWER
		1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,655,329

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.7%

12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 29429D103	13 G	Page 5 of 9

1	NAME OF REPORTING PERSON Mark Wan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49,125 shares.
6	SHARED VOTING POWER
		1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 49,125 shares.

8	SHARED DISPOSITIVE POWER
		1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,704,454

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.8%

12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 29429D103	13 G	Page 6 of 9

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Three Arch Partners II, L.P., a Delaware limited partnership and Three Arch Management II, L.L.C., a Delaware limited liability company and Wilfred Jaeger and Mark Wan. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 29429D103	13 G	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Three Arch Partners II, L.P.	/s/ Mark Wan
By Three Arch Management II, L.L.C.	Mark Wan
Its General Partner	Managing Member

Three Arch Management II, L.L.C.	/s/ Mark Wan
Mark Wan
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan

CUSIP NO. 29429D103	13 G	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP NO. 29429D103	13 G	Page 9 of 9

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Epocrates, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.